SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 24)*

                              La Quinta Inns, Inc.
                                (Name of Issuer)

                     Common Stock, $0.10 Par Value Per Share
                         (Title of Class of Securities)

                                    504195108
                                 (Cusip Number)

                                  W. R. Cotham
                          201 Main Street, Suite 2600,
                         Fort Worth, Texas 76102
                                 (817) 390-8400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 3, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 22,400,680 shares, which constitutes approximately 28.9% of the 77,575,758 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. All other ownership percentages set forth herein assume that there are 77,211,258 shares outstanding unless otherwise stated.

1.       Name of Reporting Person:

         Thomas M. Taylor

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /
                                                            (b) / X /
3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /
6. Citizenship or Place of Organization: Thomas M. Taylor is a citizen of the United States of America.

              7.   Sole Voting Power: 6,684,980 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: 487,500 (2)
Owned By
Each
Reporting          9.   Sole Dispositive Power: 6,684,980 (1)
Person
With
              10.  Shared Dispositive Power: 487,500 (2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         7,354,730 (1)(2)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 9.5%(4)

14.      Type of Reporting Person: IN
----------------------------
(1) Solely in his capacity as President of Thomas M. Taylor & Co. with respect to 3,461,280 shares and in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio C Investors, L.P., with respect to 3,223,700 shares.
(2) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P., with respect to 487,500 shares.
(3) Assumes the exercise of director options held by Mr. Taylor to purchase 182,250 shares of Common stock.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 77,393,508 shares of Common stock outstanding, which number includes options to purchase 182,250 shares of Common Stock held by Mr. Taylor.

1.       Name of Reporting Person:

         Thomas M. Taylor & Co.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: 00 - Margin Account

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 3,461,280 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,461,280 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,461,280

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.5%

14.      Type of Reporting Person: CO


----------------------------
(1)      Power is exercised through its President, Thomas M. Taylor.

1.       Name of Reporting Person:

         Trinity I Fund, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only


4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 3,223,700 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,223,700 (1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,223,700 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

                                                           /   /

13.      Percent of Class Represented by Amount in Row (11): 4.2%

14.      Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio C Investors, L.P.

1.       Name of Reporting Person:

         TF Investors, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only


4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 3,223,700 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,223,700 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,223,700 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

                                                           /   /

13.      Percent of Class Represented by Amount in Row (11): 4.2%

14.      Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio C Investors, L.P.

1.       Name of Reporting Person:

         Trinity Capital Management, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 3,223,700 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,223,700 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,223,700 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:

                                                           /   /

13.      Percent of Class Represented by Amount in Row (11): 4.2%


14.      Type of Reporting Person: CO

----------
(1)      Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio C Investors, L.P.

1.       Name of Reporting Person:

         Portfolio C Investors, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                           (a) /   /

                                                           (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 3,223,700 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,223,700 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,223,700

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                           /   /


13.      Percent of Class Represented by Amount in Row (11): 4.2%


14.      Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.       Name of Reporting Person:

         Portfolio Associates, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /


6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 3,223,700 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,223,700 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,223,700 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                           /   /


13.      Percent of Class Represented by Amount in Row (11): 4.2%


14.      Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio C Investors, L.P.

1.       Name of Reporting Person:

         Sid R. Bass, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /
3.       SEC Use Only

4.       Sources of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization:  Texas

              7.   Sole Voting Power: 4,147,957 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 4,147,957 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,147,957

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.4%

14.      Type of Reporting Person: CO


----------------------------
(1)      Power is exercised through its President, Sid R. Bass.

1.       Name of Reporting Person:

         Sid R. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6. Citizenship or Place of Organization: Sid R. Bass is a citizen of the United States of America.


              7.   Sole Voting Power: 4,147,957 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 4,147,957 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,147,957 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.4%

14.      Type of Reporting Person: IN


----------------------------
(1)      Solely in his capacity as the President of Sid R. Bass, Inc.

1.       Name of Reporting Person:

         Lee M. Bass, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Sources of Funds:  WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6.       Citizenship or Place of Organization:  Texas


              7.   Sole Voting Power: 4,147,957 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 4,147,957 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,147,957

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.4%

14.      Type of Reporting Person: CO


----------------------------
(1)      Power is exercised through its President, Lee M. Bass.

1.       Name of Reporting Person:

         Lee M. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /
3.       SEC Use Only

4.       Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                           /   /

6. Citizenship or Place of Organization: Lee M. Bass is a citizen of the United States of America.

              7.   Sole Voting Power: 4,147,957 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 4,147,957 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         4,147,957 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 5.4%

14.      Type of Reporting Person: IN
----------------------------
(1)      Solely in his capacity as the President of Lee M. Bass, Inc.

1.       Name of Reporting Person:

         The Bass Management Trust

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 1,190,622 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,190,622 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,190,622


12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 1.5%

14.      Type of Reporting Person: 00 - Trust


----------------------------
(1)      Power is exercised through its sole trustee, Perry R. Bass.

1.       Name of Reporting Person:

         Perry R. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Perry R. Bass is a citizen of the United States of America.

              7.   Sole Voting Power: 1,190,622 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,190,622 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,190,622 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 1.5%

14.      Type of Reporting Person: IN

----------------------------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.       Name of Reporting Person:

         Nancy L. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Nancy L. Bass is a citizen of the United States of America.

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,190,622 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 1.5%

14.      Type of Reporting Person: IN

----------------------------
(1) Solely in her capacity as one of two trustors of The Bass Management Trust and by virtue of her ability to revoke same.

1.       Name of Reporting Person:

         Peter Sterling

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Peter Sterling is a citizen of the United States of America.

              7.   Sole Voting Power: 339,185
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 339,185
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         521,435 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11):  0.7% (2)

14.      Type of Reporting Person: IN

----------------------------
(1) Assumes the exercise of director options held by Mr. Sterling to purchase 182,250 shares of Common Stock.

(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 77,393,508 shares of Common Stock outstanding, which number includes options to purchase 182,250 shares of Common Stock held by Mr. Sterling.

1.       Name of Reporting Person:

         The Airlie Group L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 487,500 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 487,500 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         487,500

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.6%

14.      Type of Reporting Person: PN

----------------------------
(1)      Power is exercised through its sole general partner, EBD L.P.

1.       Name of Reporting Person:

         EBD L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware

              7.   Sole Voting Power: 487,500 (1) (2)
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 487,500 (1) (2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         487,500 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.6%

14.      Type of Reporting Person: PN

----------------------------
(1)      Solely in its capacity as the sole general partner of The Airlie
         Group L.P.

(2) Power is exercised through its two general partners, Dort A. Cameron, III and TMT-FW, Inc.

1.       Name of Reporting Person:

         Dort A. Cameron, III

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Dort A. Cameron, III is a citizen of the United States of America.

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 487,500 (1)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 487,500 (1)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         487,500 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.6%

14.      Type of Reporting Person: IN

----------------------------
(1) Solely in his capacity as one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.       Name of Reporting Person:

         TMT-FW, Inc.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: 487,500 (1)(2)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 487,500 (1)(2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         487,500 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.6%

14.      Type of Reporting Person: CO


----------------------------
(1)      Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.       Name of Reporting Person:

         William P. Hallman, Jr.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF and Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: William P. Hallman, Jr. is a citizen of the United States of America.

              7.   Sole Voting Power: 1,885,890 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,885,890 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,885,890 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.4%

14.      Type of Reporting Person: IN


----------------------------
(1) Solely in his individual capacity with respect to 253,125 shares and in his capacity as the trustee of (a) Annie R. Bass Grandson's Trust for Sid R. Bass with respect to 806,305 shares, (b) Annie R. Bass Grandson's Trust for Lee M. Bass with respect to 806,305 shares, (c) Peter Sterling Trusts with respect to 12,655 shares, and (d) Matthew Kingston Cotham 1996 Trust, which is the sole general partner of Cotham Family Partners, L.P., with respect to 7,500 shares.

1.       Name of Reporting Person:

         Annie R. Bass Grandson's Trust for Sid R. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /
3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 806,305 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 806,305 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         806,305

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 1.0%

14.      Type of Reporting Person: 00 - Trust

----------------------------
(1)      Power is exercised through its trustee, William P. Hallman, Jr.

1.       Name of Reporting Person:

         Annie R. Bass Grandson's Trust for Lee M. Bass

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 806,305 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 806,305 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         806,305

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 1.0%

14.      Type of Reporting Person: 00 - Trust

----------------------------
(1)      Power is exercised through its trustee, William P. Hallman, Jr.

1.       Name of Reporting Person:

         Peter Sterling Trusts

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 12,655 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 12,655 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         12,655

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: 00 - Trust


----------------------------
(1)      Power is exercised through the trustee of such trusts, William P.
         Hallman, Jr.

1.       Name of Reporting Person:

         Cotham Family Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 7,500 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 7,500 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         7,500

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: PN

----------------------------
(1) Power is exercised through its sole general partner, Matthew Kingston Cotham 1996 Trust.

1.       Name of Reporting Person:

         Matthew Kingston Cotham 1996 Trust

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 7,500 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 7,500 (1)(2)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         7,500 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: 00 - Trust

----------------------------
(1)      Power is exercised through its trustee, William P. Hallman, Jr.

(2)      Solely in its capacity as sole general partner of Cotham Family
         Partners, L.P.

1.       Name of Reporting Person:

         Hyatt Anne Bass Successor Trust

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 1,550,733 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,550,733 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,550,733 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.0%

14.      Type of Reporting Person: 00 - Trust

----------------------------
(1)      Power is exercised through its trustee, Panther City Investment
         Company.

1.       Name of Reporting Person:

         Samantha Sims Bass Successor Trust

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: 00 - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas

              7.   Sole Voting Power: 1,550,733 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 1,550,733 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,550,733 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 2.0%

14.      Type of Reporting Person: 00 - Trust


----------------------------
(1)      Power is exercised through its trustee, Panther City Investment
                  Company.

1.       Name of Reporting Person:

         Panther City Investment Company

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 3,101,466 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,101,466 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,101,466 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.0%

14.      Type of Reporting Person: CO


----------------------------
(1) Solely in its capacity as the trustee of the Hyatt Anne Bass Successor Trust and the Samantha Sims Bass Successor Trust.

1.       Name of Reporting Person:

         Panther City Production Company

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Texas


              7.   Sole Voting Power: 3,101,466 (1)
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 3,101,466 (1)
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         3,101,466 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 4.0%

14.      Type of Reporting Person: CO


----------------------------
(1) Solely in its capacity as the sole shareholder of Panther City Investment Company, which is the trustee of the Hyatt Anne Bass Successor Trust and the Samantha Sims Bass Successor Trust.

1.       Name of Reporting Person:

         Thomas W. Briggs

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Thomas W. Briggs is a citizen of the United States of America.

              7.   Sole Voting Power: 25,312
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 25,312
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         25,312

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: IN

1.       Name of Reporting Person:

         Michael N. Christodolou

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: Michael N. Christodolou is a citizen of the United States of America.

              7.   Sole Voting Power: 15,187
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 15,187
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         15,187

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: IN

1.       Name of Reporting Person:

         W. Forrest Tempel

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only

4.       Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6. Citizenship or Place of Organization: W. Forrest Tempel is a citizen of the United States of America.

              7.   Sole Voting Power: 5,062
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: 5,062
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         5,062

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): <0.1%

14.      Type of Reporting Person: IN

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend and restate in its entirety their
Schedule 13D Statement dated January 15, 1988, as amended by Amendment No. 1 dated June 9, 1988, by Amendment No. 2 dated September 7, 1988, by Amendment No. 3 dated January 20, 1989, by Amendment No. 4 dated February 23, 1989, by Amendment No. 5 dated June 12, 1989, by Amendment No. 6 dated April 27, 1990, by Amendment No. 7 dated October 1, 1990, by Amendment No. 8 dated October 18, 1990, by Amendment No. 9 dated January 23, 1991, by Amendment No. 10 dated February 7, 1991, by Amendment No. 11 dated May 16, 1991, by Amendment No. 12 dated May 30, 1991, by Amendment No. 13 dated June 7, 1991, by Amendment No. 14 dated June 21, 1991, by Amendment No. 15 dated October 25, 1991, by Amendment No. 16 dated January 9, 1992 , by Amendment No. 17 dated January 13, 1992, by Amendment No. 18 dated March 10, 1993, by Amendment No. 19 dated March 25, 1993, by Amendment No. 20 dated November 21, 1995, by Amendment No. 21 dated January 22, 1996, by Amendment No. 22 dated May 1, 1996, and by Amendment No. 23 dated July 1, 1997 (the "Schedule 13D"), relating to the Common Stock, par value $0.10 per share, of La Quinta Inns, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are set forth below.


     REPORTING PERSON        SOURCE OF FUNDS          AMOUNT OF FUNDS

         TMT                 Not Applicable (6)       Not Applicable

         Taylor & Co.        Margin Account at
                              Merrill Lynch Pierce
                              Fenner & Smith
                              Incorporated (1)(2)     $26,029,817.41 (3)

         TIF                 Not Applicable           Not Applicable

         TFI                 Not Applicable           Not Applicable

         TCM                 Not Applicable           Not Applicable

         PCI                 Working Capital (2)      $41,391,395.63

         PA                  Not Applicable           Not Applicable

         SRB, Inc.           Working Capital(2)       $12,039,882.80

         SRB                 Not Applicable           Not Applicable

         LMB, Inc.           Working Capital(2)       $12,039,882.80

         LMB                 Not Applicable           Not Applicable

         BMT                 Trust Funds(5)           $26,682,972.43

         PRB                 Not Applicable           Not Applicable

         NLB                 Not Applicable           Not Applicable

         PS                  Personal Funds(4),(6)    $ 1,125,550.74

         TAG                 Working Capital(2)       $14,137,084.93 (7)

         EBD                 Not Applicable           Not Applicable

         DAC                 Not Applicable           Not Applicable

         TMT-FW              Not Applicable           Not Applicable

         WPH                 Personal Funds(4)        $   996,854.25

         ARBS                Trust Funds(5)           $ 3,799,193.53

         ARBL                Trust Funds(5)           $ 3,799,193.53

         PST                 Trust Funds(5)           $    58,904.52

         CFP                 Working Capital(2)       $   122,800.00

         MKCT                Not Applicable           Not Applicable

         HBST                Not Applicable           Not Applicable

         SBST                Not Applicable           Not Applicable

         PCIC                Not Applicable           Not Applicable

         PCPC                Not Applicable           Not Applicable

         TWB                 Personal Funds(4)        $   117,809.04

         MNC                 Personal Funds(4)        $    70,685.42

         WFT                 Personal Funds(4)        $    23,561.81


         (1) Taylor & Co.'s cash obligations pursuant to such margin account purchases were satisfied with Working Capital.

         (2) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (3)  This figure represents the total amount expended by Taylor &
Co. for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect Taylor & Co.'s current net investment in shares of the Stock. Taylor & Co. has recouped through sales its entire investment in shares of the Stock.

         (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (5) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

         (6) The sums reported above do not include any funds that may be expended in the future by any of the Reporting Persons to acquire additional shares of the Stock upon exercise of the options reported herein. It is expected that each of TMT and PS would use personal funds to exercise the options held by each of them.

         (7) This figure represents the total amount expended by TAG for all purchases of shares of the Stock, without subtracting sales. Therefore, such figure does not accurately reflect TAG's current net investment in shares of the Stock. TAG has recouped through sales its entire investment in shares of the Stock.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is amended and restated as follows:

         On January 3, 1998, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Issuer, Meditrust Corporation ("RECO"), and Meditrust Operating Company ("OPCO"), pursuant to which the Issuer will merge (the "Merger") with and into RECO, upon the terms and subject to the conditions set forth in the Merger Agreement.

         Concurrently with the execution of the Merger Agreement, the Issuer, RECO, OPCO, Gary L. Mead and all the Reporting Persons owning at least 250,000 shares (the "Reporting Shareholders") entered into a Shareholders Agreement pursuant to which Mr. Mead and such Reporting Shareholders agreed (i) to vote all their Shares in favor of the Merger and against any other merger or acquisition proposal and (ii) not to sell any of their Shares until the earlier of the effective time of the Merger or one year after the termination of the Merger Agreement. In addition, such Reporting Shareholders granted to RECO an option to purchase their Shares at the price to be paid in the Merger in the event that RECO believes in good faith that the exercise of such option is necessary to avoid certain unfavorable tax events or a violation of RECO's charter or bylaws.

         At the request of RECO, the Reporting Shareholders also agreed to elect to receive all cash in the Merger. This election, however, will be subject to the pro-ration procedures in the Merger Agreement and, accordingly, the Reporting Shareholders believe that they will likely receive a significant amount of stock in the Merger.

         The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, a copy of which is attached hereto as Exhibit 99.2.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a) - (b) of Item 5 are hereby amended in their entireties as follows:

         (a)

         TMT

         Because of his positions as (i) President of Taylor & Co., (ii) President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, and (iii) President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, and because he holds director stock options to purchase 182,250 shares of the Stock, TMT may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 7,354,730 shares of the Stock in the aggregate, which constitutes approximately 9.5% of the 77,393,508 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         Taylor & Co.

         The aggregate number of shares of the Stock that Taylor & Co. owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,461,280 which constitutes approximately 4.5% of the outstanding shares of the Stock.

         TIF

         Because of its position as the sole stockholder of PA, which is the sole general partner of PCI, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,223,700 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

         TFI

         Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,223,700 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

         TCM

         Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,223,700 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

         PCI

         The aggregate number of shares of the Stock that PCI owns beneficially, pursuant to Rule 13d-3 of the Act, is 3,223,700, which constitutes approximately 4.2% of the outstanding shares of the Stock.

         PA

         Because of its position as the sole general partner of PCI, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,223,700 shares of the Stock, which constitutes approximately 4.2% of the outstanding shares of the Stock.

         SRB, Inc.

         The aggregate number of shares of the Stock that SRB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,147,957, which constitutes approximately 5.4% of the outstanding shares of the Stock.

         SRB

         Because of his position as President of SRB, Inc., SRB may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 4,147,957 shares of the Stock, which constitutes approximately 5.4% of the outstanding shares of the Stock.

         LMB, Inc.

         The aggregate number of shares of the Stock that LMB, Inc. owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,147,957, which constitutes approximately 5.4% of the outstanding shares of the Stock.

         LMB

         Because of his position as President of LMB, Inc., LMB may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 4,147,957 shares of the Stock, which constitutes approximately 5.4% of the outstanding shares of the Stock.

         BMT

         The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,190,622, which constitutes approximately 1.5% of the outstanding shares of the Stock.

         PRB

         Because of his positions as Trustee and a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,190,622 shares of the Stock, which constitutes approximately 1.5% of the outstanding shares of the Stock.

         NLB

         Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,190,622 shares of the Stock, which constitutes approximately 1.5% of the outstanding shares of the Stock.

         PS

         The aggregate number of shares of the Stock that PS owns beneficially, pursuant to Rule 13d-3 of the Act, is 521,435 which includes director stock options to purchase 182,250 shares of the Stock, which in the aggregate constitutes approximately 0.7% of the 77,393,508 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

         TAG

         The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 487,500 which constitutes approximately 0.6% of the outstanding shares of the Stock.

         EBD

         Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 487,500 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         DAC

         Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 487,500 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         TMT-FW

         Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 487,500 shares of the Stock, which constitutes approximately 0.6% of the outstanding shares of the Stock.

         WPH

         Because of his positions as the trustee of each of ARBS, ARBL, PST and MKCT, and because of his individual ownership of 253,125 shares of the Stock, WPH may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 1,885,890 shares of the Stock in the aggregate, which constitutes approximately 2.4% of the outstanding shares of the Stock.

         ARBS

         The aggregate number of shares of the Stock that ARBS owns beneficially, pursuant to Rule 13d-3 of the Act, is 806,305, which constitutes approximately 1.0% of the outstanding shares of the Stock.

         ARBL

         The aggregate number of shares of the Stock that ARBL owns beneficially, pursuant to Rule 13d-3 of the Act, is 806,305, which constitutes approximately 1.0% of the outstanding shares of the Stock.

         PST

         The aggregate number of shares of the Stock that PST owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,655, which constitutes less than 0.1% of the outstanding shares of the Stock.

         CFP

         The aggregate number of shares of the Stock that CFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,500, which constitutes less than 0.1% of the outstanding shares of the Stock.

         MKCT

         Because of its position as the sole general partner of CFP, MKCT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,500 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock.

         HBST

         The aggregate number of shares of the stock that HBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,550,733 shares which constitutes approximately 2.0% of the outstanding shares of the Stock.

         SBST

         The aggregate number of shares of the Stock that SBST owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,550,733 shares, which constitutes approximately 2.0% of the outstanding shares of the stock.

         PCIC

         Because of its position as the Trustee of HBST and SBST, PCIC may, pursuant to Rule 13d-3 be deemed to be the beneficial owner of 3,101,466 of the Stock, which constitutes approximately 4.0% of the outstanding shares of the Stock.

         PCPC

         Because of its position as the sole shareholder of PCIC, the Trustee of HBST and SBST, PCPC may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 3,101,466 shares of the Stock, which constitutes approximately 4.0% of the outstanding shares of the Stock.

         TWB

         The aggregate number of shares of the Stock that TWB owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,312, which constitutes less than 0.1% of the outstanding shares of the Stock.

         MNC

         The aggregate number of shares of the Stock that MNC owns beneficially, pursuant to Rule 13d-3 of the Act, is 15,187, which constitutes less than 0.1% of the outstanding shares of the Stock.

         WFT

         The aggregate number of shares of the Stock that WFT owns beneficially, pursuant to Rule 13d-3 of the Act, is 5,062, which constitutes less than 0.1% of the outstanding shares of the Stock.

         In addition, an irrevocable trust (the "Taylor Trust") for the benefit of a son of TMT owns 5,062 shares of the Stock, which constitutes less than 0.1% of the outstanding shares of the Stock. TMT's mother, Annette B. Taylor, serves as Trustee of the Taylor Trust, and TMT disclaims beneficial ownership of the shares of the Stock it owns.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         TMT

         In his capacity as the President of Taylor & Co., TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,461,280 shares of the Stock. In his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,223,700 shares of the Stock. In his capacity as the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, the sole general partner of TAG, TMT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 487,500 shares of the Stock.

         Taylor & Co.

         Acting through its President, Taylor & Co. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,461,280 shares of the Stock.

         TIF

         As the sole stockholder of PA, which is the sole general partner of PCI, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,223,700 shares of the Stock.

         TFI

         As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,223,700 shares of the Stock.

         TCM

         As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of PCI, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,223,700 shares of the Stock.

         PCI

         Acting through its sole general partner, PCI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,223,700 shares of the Stock.

         PA

         As the sole general partner of PCI, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,223,700 shares of the Stock.

         SRB, Inc.

         Acting through its President, SRB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,147,957 shares of the Stock.

         SRB

         In his capacity as President of SRB, Inc., SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,147,957 shares of the Stock.

         LMB, Inc.

         Acting through its President, LMB, Inc. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,147,957 shares of the Stock.

         LMB

         In his capacity as President of LMB, Inc., LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 4,147,957 shares of the Stock.


         BMT

         Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,190,622 shares of the Stock.

         PRB

         In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,190,622 shares of the Stock.

         NLB

         NLB has no sole or shared power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

         PS

         PS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 339,185 shares of the Stock.

         TAG

         Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 487,500 shares of the Stock.

         EBD

         As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 487,500 shares of the Stock.

         DAC

         As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 487,500 shares of the Stock.

         TMT-FW

         As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 487,500 shares of the Stock.

         WPH

         Acting in his individual capacity and in his capacity as Trustee of each of ARBS, ARBL, PST and MKCT, WPH has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,885,890 shares of the Stock.

         ARBS

         Acting through its Trustee, ARBS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 806,305 shares of the Stock.

         ARBL

         Acting through its Trustee, ARBL has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 806,305 shares of the Stock.

         PST

         Acting through its Trustee, PST has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,655 shares of the Stock.

         CFP

         Acting through its sole general partner, CFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,500 shares of the Stock.

         MKCT

         Acting through its Trustee, and in its capacity as the general partner of CFP, MKCT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,500 shares of the Stock.

         HBST

         Acting through its Trustee, HBST has the sole power to vote or to direct the vote or to direct the disposition of 1,550,733 shares of the Stock.

         SBST

         Acting through its Trustee, SBST has the sole power to vote or to direct the vote or to direct the disposition of 1,550,733 shares of the Stock.

         PCIC

         As the Trustee of HBST and SBST, PCIC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,101,466 shares of the Stock.

         PCPC

         As the sole shareholder of PCIC, the Trustee of HBST and SBST, PCPC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,101,466 shares of the Stock.


         TWB

         TWB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,312 shares of the Stock.

         MNC

         MNC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 15,187 shares of the Stock.

         WFT

         WFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,062 shares of the Stock.

         In addition, Annette B. Taylor, in her capacity as Trustee of the Taylor Trust, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 5,062 shares of Stock owned by the Trust.

         (c) None of the Reporting Persons have effected any transactions in shares of the Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and restated as follows:

         The response to Item 4 above is hereby incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         Exhibit 99.2 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     January 8, 1998

                                  By: /s/ W. R. Cotham
                                  W. R. Cotham,
                                  Attorney-in-Fact for:

                                    THOMAS M. TAYLOR(1)
                                    SID R. BASS(2)
                                    LEE M. BASS(3)
                                    THE BASS MANAGEMENT TRUST(4)
                                    PERRY R. BASS(5)
                                    NANCY LEE BASS(6)
                                    PETER STERLING(7)
                                    THOMAS W. BRIGGS(8)
                                    MICHAEL N. CHRISTODOLOU(9)
                                    W. FORREST TEMPEL(10)
                                    DORT A. CAMERON, III(11)

                                  By: /s/ W. R. Cotham
                                  W. R. Cotham,
                                  Vice President of:

                                     THOMAS M. TAYLOR & CO.
                                     SID R. BASS, INC.
                                     LEE M. BASS, INC.
                                     TMT-FW, INC.
                                     TRINITY CAPITAL MANAGEMENT, INC.
                                     PORTFOLIO ASSOCIATES, INC.

                                  PANTHER CITY INVESTMENT COMPANY


                                  By: /s/ W. R. Cotham
                                       W.R. Cotham, President


                                  PANTHER CITY PRODUCTION COMPANY


                                  By: /s/ W. R. Cotham
                                       W.R. Cotham, President


                                  PANTHER CITY INVESTMENT COMPANY
                                  in its capacity as Trustee for
                                  HYATT ANNE BASS SUCCESSOR TRUST
                                  SAMANTHA SIMS BASS SUCCESSOR TRUST


                                  By: /s/ W.R. Cotham
                                       W.R. Cotham, President


                                   /s/ W.R. Cotham
                                       W.R. Cotham



                                  TRINITY I FUND, L.P.,
                                  a Delaware limited partnership

                                  By:  TF INVESTORS, L.P.,
                                       a Delaware limited partnership,
                                       General Partner

                                       By:  TRINITY CAPITAL
                                              MANAGEMENT, INC.,
                                         a Delaware corporation,
                                         General Partner

                                         By:/s/ W. R. Cotham
                                         W. R. Cotham,
                                         Vice President


                                  TF INVESTORS, L.P.,
                                  a Delaware limited partnership

                                  By:  TRINITY CAPITAL MANAGEMENT, INC.,
                                       a Delaware corporation,
                                       General Partner

                                       By:/s/ W. R. Cotham
                                         W. R. Cotham,
                                         Vice President


                                  PORTFOLIO C INVESTORS, L.P.,
                                  a Delaware limited partnership

                                  By: PORTFOLIO ASSOCIATES, INC.,
                                      a Delaware corporation,
                                      General Partner

                                       By:/s/ W. R. Cotham
                                         W. R. Cotham,
                                         Vice President


                                  PORTFOLIO ASSOCIATES, INC.,
                                  a Delaware corporation

                                  By:/s/ W. R. Cotham
                                     W. R. Cotham,
                                     Vice President


                                  COTHAM FAMILY PARTNERS, L.P.

                                  By:  Matthew Kingston Cotham 1996 Trust,
                                         General Partner

                                       By:  /s/ William P. Hallman, Jr.
                                            William P. Hallman, Jr.,
                                             Trustee

                                  /s/ William P. Hallman, Jr.
                                  William P. Hallman, Jr.,
                                  Individually and as Trustee
                                  of each of:

                                     ANNIE R. BASS GRANDSON'S
                                     TRUST FOR SID R. BASS

                                     ANNIE R. BASS GRANDSON'S
                                     TRUST FOR LEE M. BASS

                                     PETER STERLING TRUSTS

                                     MATTHEW KINGSTON COTHAM 1996
                                     TRUST

                                  THE AIRLIE GROUP L.P.,
                                  a Delaware limited partnership

                                  By:  EBD L.P.,
                                       a Delaware limited partnership,
                                        General Partner

                                       By:  TMT-FW, INC., a Texas
                                         corporation,
                                         General Partner


                                         By: /s/ W. R. Cotham
                                         W. R. Cotham,
                                         Vice President


                                  EBD L.P.,
                                  a Delaware limited partnership

                                  By: TMT-FW, INC., a Texas
                                   corporation, General Partner


                                       By: /s/ W. R. Cotham
                                           W. R. Cotham,
                                           Vice President


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Peter Sterling previously has been filed with the Securities and Exchange Commission.

(8) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas W. Briggs previously has been filed with the Securities and Exchange Commission.

(9) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Michael N. Christodolou previously has been filed with the Securities and Exchange Commission.

(10) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of W. Forrest Tempel previously has been filed with the Securities and Exchange Commission

(11) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.